Exhibit 99.2

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder's vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.



ZTO Express (Cayman) Inc.
中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Renewal of Continuing Connected Transactions

The Board is pleased to announce that on December 29, 2025 (after trading hours), the Company entered into the CCT Agreements to renew the continuing connected transactions set out below for a term from January 1, 2026 to December 31, 2028.

Hong Kong Listing Rules Implications

Pursuant to Chapter 14A of the Hong Kong Listing Rules, the relevant counterparties of the CCT Agreements shall be regarded as connected persons of the Company as a result of their respective relationship with the directors or substantial shareholders of the Company or its subsidiaries as set out below. Accordingly, the CCT Agreements and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio for each of the three years ending December 31, 2028 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the annual caps for the CCT Agreements (as further detailed below) exceeds 0.1% but is less than 5% on an annual basis, the CCT Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from the circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Reference is made to the announcements of the Company dated December 23, 2022 and April 26, 2023, in respect of, among other things, the framework agreements in respect of certain continuing connected transactions of the Company, each of which with an initial term from the effective date of the Primary Conversion to December 31, 2025.

The Board is pleased to announce that on December 29, 2025 (after trading hours), the Company entered into the CCT Agreements to renew the continuing connected transactions set out below. Details of the CCT Agreements are set out below.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

1. Procurement Framework Agreement

1.1 Parties

(a) The Company (for itself and on behalf of its subsidiaries)

(b) Shanghai Mingyu (for itself and on behalf of its subsidiaries)

1.2 Principal terms

Pursuant to the Procurement Framework Agreement, Shanghai Mingyu shall provide logistic supplies (mainly thermal paper which is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit) to the Group and in return Shanghai Mingyu shall receive a monthly fee which shall be determined according to the pricing policies set out below.

The term of the Procurement Framework Agreement is from January 1, 2026 to December 31, 2028, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out details of the procurement arrangement (including the type, quantity, specifications and unit price of the logistic supplies to be procured, and the packaging, delivery and product acceptance terms) in the manner provided in the Procurement Framework Agreement.

1.3 Reasons for entering into the Procurement Framework Agreement

Shanghai Mingyu is a PRC company which specializes in producing high-quality thermal paper. Thermal paper is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit, and the quality of the waybill labels is of utmost importance to the smooth operation of the Group. This is because if the quality of the waybill labels is not up to standard, the waybill labels might fall off or be damaged during transit causing information on the waybill labels (including the delivery addresses) untraceable, this may render the parcels lost in transit or cause delay in delivery and will severely affect the accuracy and efficiency of the operation of the Group's express delivery business. Further, the Company considers that in view of the long-term cooperation between the Group and Shanghai Mingyu in the past and familiarity of Shanghai Mingyu with the Group's operation and demands, the continuation of the procurement arrangements will ensure the stable supply of high-quality thermal paper to the Group which is essential to the smooth and efficient operation of the Group's business, and is expected to contribute to long-term growth of the Group's business. Therefore, the Company believes that entering into the Procurement Framework Agreement is in the best interest of the Company and its Shareholders as a whole. The Directors are of the view that the arrangements are in line with the strategic development of the Group and believe that it will bring long-term and strategic benefits to the Group.

1.4 Pricing policies

Before entering into any procurement agreement pursuant to the Procurement Framework Agreement, when determining the fees payable by the Group, the Group will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts of the same and/or similar nature, (ii) the change in demand and supply of raw materials and the fluctuation in the costs of raw materials of the logistics supplies which include but not limited to the transportation cost, (iii) the quality of the products and ancillary services provided, production capacity, capability, stability in production and delivery, and the delivery schedule of the supplier/provider, and (iv) the prevailing market rates charged by comparable independent third party providers in the market for the same or comparable type of products. To ensure that the said fees are on normal commercial terms or better as compared to those quoted by third-party suppliers/providers for products of similar nature and scale, the Group will (i) regularly conduct researches on comparable companies, and (ii) obtain comparable quotations from at least three independent third-party suppliers/providers to determine the applicable market rates for the products provided under the procurement agreements. The Group will only enter into a procurement agreement with Shanghai Mingyu if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

1.5 Historical amount

The Group started procuring thermal paper from Shanghai Mingyu since 2019. For the years ended December 31, 2023, 2024 and the nine months ended September 30, 2025, the aggregate amounts of fees paid by the Group to Shanghai Mingyu for procurement of logistic supplies were approximately RMB330.2 million, RMB360.3 million and RMB285.7 million, respectively.

1.6 Annual caps

The annual caps for the fees payable by the Group to Shanghai Mingyu under the Procurement Framework Agreement for the three years ending December 31, 2026, 2027 and 2028 are as follows:

| | Annual cap for the years ending December 31, | | |
	2026	2027	2028
	(in RMB million)		
Fees payable by the Group	494.4	544.0	598.4

1.7 Basis of caps

When setting the annual caps for the fees payable by the Group under the Procurement Framework Agreement, the Directors have taken into consideration the following factors:

(i)   the historical transaction amounts of the fees paid by the Group to Shanghai Mingyu for procuring logistic supplies, in particular the steady growth in the years ended December 31, 2023 and 2024 and the nine month ended September 30, 2025, which is commensurate with the growth of the express delivery services business of the Group;

(ii)   the expected increase in demand for express delivery services in China in the three years ending December 31, 2026, 2027 and 2028 driven by the growth of China's e-commerce industry, which is beneficial to the expansion of the Group's express delivery services business; and

(iii)   the expected growth in the Group's demand of logistic supplies supplied by Shanghai Mingyu in the three years ending December 31, 2026, 2027 and 2028 in light of the anticipated growth of the express delivery services of the Group taking into consideration the industry environment and the Group's business plan. In particular, the Company expects that the Group's demand for logistic supplies will grow at a faster pace in 2026, and then with a steady growth rate of approximately 10% in 2027 and 2028, respectively.

1.8 Hong Kong Listing Rules implications

As Shanghai Mingyu is wholly owned by Mr. Mingsong LAI, brother of Mr. Meisong LAI, and Mr. Meisong LAI is an executive Director and a controlling shareholder of the Company and thus a connected person of the Company. Accordingly, Shanghai Mingyu is a connected person of the Company and the transactions contemplated under the Procurement Framework Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio for each of the three years ending December 31, 2026, 2027 and 2028 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the fees payable by the Group under the Procurement Framework Agreement exceeds 0.1% but is less than 5% on an annual basis, the Procurement Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting, and announcement requirements but exempt from circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2. Express Delivery Service Franchise Agreements

2.1 Parties

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery service franchise agreement on substantially similar terms with each of the following parties:

(a)   Hangzhou Juxin (for itself and on behalf of its subsidiaries)

(b)   Ningbo Haishu (for itself and on behalf of its subsidiaries)

2.2 Principal terms

Pursuant to the Express Delivery Service Franchise Agreements, relevant members of the Group (as the franchisor) will grant to each of Hangzhou Juxin and Ningbo Haishu (and/or their respective subsidiaries, as applicable) (as the franchisee) (i) the exclusive right to operate the business in relation to the provision of the express delivery services (including the operation of the outlets that provide first-mile pickup and last-mile delivery services) using the proprietary marks of the Group within certain designated territories in China, (ii) a license to use the Group's trademarks and logos on staff uniforms, outlets and transportation vehicles, and for promotion and advertising purposes, and (iii) the right to use the Group's operating resources, including but not limited to the data management system. The Group shall in return receive franchise fees which consist of (i) a lump sum franchise fee and security deposit, as well as (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The franchise fees shall be determined after arm's length negotiations between the parties in accordance with the pricing policies set out below.

The term of each of the Express Delivery Service Franchise Agreements is from January 1, 2026 to December 31, 2028, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into between the relevant parties which will set out the precise terms of franchise arrangement (including the area of franchise operation, the specific conditions of granting the franchise, the details of the franchise fees payable, the payment method and the Group's requirements of the relevant franchisee's operations) in the manner provided in the Express Delivery Service Franchise Agreements.

2.3 Reasons for entering into the Express Delivery Service Franchise Agreements

The Group is a leading express delivery company in China which provides express delivery services and other value-added logistics services through its nationwide network. It operates under a network partner model, where the Group operates the mission-critical line-haul transportation and sorting network within the express delivery service value chain, whereas the network partners operate the outlets that provide first-mile pickup and last-mile delivery services. Hangzhou Juxin and Ningbo Haishu are companies principally engaged in the provision of express delivery services with a strong express logistic service network covering their respective operating areas as network partners, each of which has established existing logistics infrastructure and system, a strong service capability and customer base for first-mile pickup and last-mile delivery.

Leveraging the experience, expertise, clientele, and network and infrastructure of the franchisees, the Company believes that each of the franchise arrangements under the Express Delivery Service Franchise Agreements will enable the Group (i) to further expand and strengthen its existing logistic network and coverage and further increase the market share of the Group with limited capital outlay and fixed costs, (ii) to further enhance economies of scale, optimize cost structures, and improve customer experience as the Group and each of Hangzhou Juxin and Ningbo Haishu can share their network resources, (iii) to expand the Group's service products and customer base, and improve customer experience given that each of Hangzhou Juxin and Ningbo Haishu has strong service capabilities and stable customer base in Hangzhou and Ningbo, respectively, and (iv) to further enhance the brand image and awareness of the Group. Moreover, the Company considers that in view of the positive experience in the cooperation between the Group and each of Hangzhou Juxin and Ningbo Haishu in the past, the continuation of the franchise arrangements will be beneficial to the growth and long-term development of the Group's business. The Directors are of the view that the arrangements are in line with the strategic development of the Group and believe that it will bring long-term and strategic benefits to the Group.

2.4 Pricing policies

The franchise fees payable under each of the Express Delivery Service Franchise Agreements consist of (i) a fixed franchise fee and security deposit, and (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The amount of fixed franchise fee and security deposit is set by the Group and applies to all franchisees of the Group. The Group sets a standard range for the fixed franchise fee and the pre-determined rate for the network transit fees to be charged by the Group to all franchisees (including connected persons and/or third-party franchisees) which operates in the same geographical area. Such pricing is determined by the Group based on (i) the operating costs of the Group's business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by the franchisees. Based on the market conditions and the cost base, the Group may evaluate and adjust the service pricing from time to time.

The Group will only enter into a franchise agreement with each of Hangzhou Juxin, Ningbo Haishu and their respective subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

2.5 Historical amounts

The Group has been cooperating with Hangzhou Juxin and Ningbo Haishu under the franchise arrangements in relation to express delivery services since 2019. The historical transaction amounts in respect of franchise fees paid by these entities to the Group for the years ended December 31, 2023, 2024 and the nine months ended September 30, 2025 are set out in the table below:

	Historical amounts		
	for the years ended December 31,		for the nine months ended September 30,
	2023	2024	2025
	(in RMB million)		
Franchise fees paid by			
Hangzhou Juxin	25.7	50.0	26.3
Ningbo Haishu	69.1	104.4	51.9

2.6 Annual caps

In respect of the Express Delivery Service Franchise Agreements, the respective annual caps for the franchise fees payable by the relevant franchisees to the Group for the three years ending December 31, 2026, 2027 and 2028 are set out in the table below:

	Annual cap for the years ending December 31,		
	2026	2027	2028
	(in RMB million)		
Franchise fees payable by			
Hangzhou Juxin	57.8	68.4	80.7
Ningbo Haishu	98.1	113.3	130.3

2.7 Basis of caps

When determining the annual caps for the franchise fees payable under the relevant Express Delivery Service Franchise Agreements, the Directors have taken into consideration the following factors:

(i)   the historical transaction amounts of the franchise fees paid to the Group by the relevant franchisees in the two years ended December 31, 2023 and 2024 and the nine moths ended September 30, 2025;

(ii) the overall stable growth of the express delivery service business in Hangzhou and Ningbo, with a growth rate in 2024 ranging from 4.9% to 33.8% based on the postal industry operation report published by the State Post Bureau of the People's Republic of China in January 2025, the trend of which is expected to continue in the three years ending December 31, 2026, 2027 and 2028;

(iii) the expected continued steady growth in the volume of the franchisees' express delivery business in Hangzhou and Ningbo in the three years ending December 31, 2026, 2027 and 2028, which is estimated to be generally in line with the growth of the overall express delivery services business in the relevant regions for the same period; and

(iv) the anticipated increase in price per parcel in Hangzhou and Ningbo in the three years ending December 31, 2026, 2027 and 2028 as the competition in the express delivery industry is expected to ease during this period.

2.8 *Hong Kong Listing Rules implications*

As (i) Mr. Jianfa LAI is a substantial shareholder of ZTO Express, a consolidated affiliate entity of the Company, and (ii) Mr. Meisong LAI is an executive Director and a controlling shareholder of the Company, each of Mr. Jianfa LAI and Mr. Meisong LAI is a connected person of the Company.

As Hangzhou Juxin is held as to 70% by Ms. Mingxian LAI, sister of Mr. Jianfa LAI, and as to 30% by nieces of Mr. Jianfa LAI, Ms. Wanting XU and Ms. Wanping XU, Hangzhou Juxin is an associate of Mr. Jianfa LAI. Therefore, Hangzhou Juxin and its subsidiaries are connected persons of the Company pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules.

As Ningbo Haishu is held as to 80% by Mr. Jiangping QIU, cousin of Mr. Jianfa LAI, and as to 20% by an Independent Third Party, Ningbo Haishu and its subsidiaries shall be deemed connected persons of the Company pursuant to Rule 14A.21 of the Hong Kong Listing Rules.

Accordingly, the transactions contemplated under the Hangzhou Juxin Franchise Agreement and the Ningbo Haishu Franchise Agreement constitute continuing connected transactions of the Company.

For the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, the transactions under the Hangzhou Juxin Franchise Agreement and the Ningbo Haishu Franchise Agreement are aggregated.

As the highest applicable percentage ratio calculated as described above with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of annual caps under the Express Delivery Service Franchise Agreements (on an aggregated basis) in relation to the franchise fees payable by the relevant connected person exceeds 0.1% but is less than 5%, each of the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

3. Factoring Services Agreements

3.1 Parties

The Company (for itself and on behalf of its subsidiaries) entered into a factoring services agreement on substantially similar terms with each of the following parties:

(a) ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries)

(b) ZTO LTL (for itself and on behalf of its subsidiaries)

3.2 Principal terms

Pursuant to the Factoring Services Agreements, ZTO Cloud Warehouse and ZTO LTL (and/or their respective subsidiaries) shall transfer to the Group their respective ownership of the account receivables and the Group shall provide respective financing services to ZTO Cloud Warehouse and ZTO LTL (and/or their respective subsidiaries) for a sum up to a certain fixed percentage of the total amount of account receivables involved. The ownership transfer will be reversed once the borrowed amount has been fully repaid by ZTO Cloud Warehouse and ZTO LTL (and/or their respective subsidiaries) to the Group, and the Group shall have the right to enforce the payment under the account receivables in the case of default by ZTO Cloud Warehouse and ZTO LTL (and/or their respective subsidiaries). The Group charges service fees (including finance interest and other miscellaneous fees (as applicable)) based on the total sum extended to ZTO Cloud Warehouse and ZTO LTL (and/or their respective subsidiaries) and the financing period.

The term of each of the Factoring Services Agreements is from January 1, 2026 to December 31, 2028, subject to renewal by the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into between the relevant parties which will set out the specific scope of service, factoring limit, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Factoring Services Agreements. The relevant members of the Group have discretion as to whether to provide factoring services to a particular party, depending on regulatory requirements and the Group's risk management assessment on a variety of factors, including the operational status of the counterparty and the transaction(s) underlying the receivables. Accordingly, the Group is not obliged to enter into any individual factoring agreement with any particular party.

3.3 Reasons for entering into the Factoring Services Agreements

ZTO Cloud Warehouse and its subsidiaries are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and delivery services in China. The Group has been an investor of ZTO Cloud Warehouse since its inception in 2018, and has been cooperating with ZTO Cloud Warehouse and its subsidiaries in express delivery services since then.

ZTO LTL and its subsidiaries are principally engaged in the provision of one-stop transportation and logistic services in China. The Group first acquired equity interest in ZTO LTL in 2016. ZTO LTL has been providing transportation and logistics services to the Group since 2016.

Certain members of the Group are principally engaged in factoring related business in the PRC. Provision of factoring services under the Factoring Services Agreements in the ordinary and normal course of business of the relevant members of the Group and on normal commercial terms will generate income and cash flow to the Group and will contribute profit to the Group as well as to achieve better utilization of the Group's idle cash in RMB. In light of the long-term relationship and familiarity of the Group with ZTO Cloud Warehouse and ZTO LTL and their relevant businesses, the Group is in a good position to assess the credit worthiness and manage potential repayment risks involved. The Directors are of the view that the continuation of the provision of factoring services by the Group to ZTO Cloud Warehouse, ZTO LTL and their respective subsidiaries under the Factoring Services Agreements is beneficial to the Group's business and its cash management, and strengthens relationship between the Group and ZTO Cloud Warehouse and ZTO LTL, and is in the interests of the Company and Shareholders as a whole, and the terms of and the Factoring Services Agreements are fair and reasonable.

3.4 Pricing policies

The service fees (including interest rate and any other miscellaneous fees) payable to the Group by ZTO Cloud Warehouse, ZTO LTL or their respective subsidiaries shall be determined on a fair and reasonable basis and shall not be less favorable than the service fees charged by the Group to independent third parties in providing the same type of factoring services under similar conditions. For reference only, the interest rate for the factoring services charged by the Group is generally approximately 6.4%. In determining the services fees under the Factoring Services Agreements, the Group will take into account (i) the service fees charged by the Group for providing similar services to customers that are not connected persons under similar conditions, (ii) the amount of collaterals, and (iii) the credit period. The Group will only enter into a factoring services agreement with each of ZTO Cloud Warehouse and ZTO LTL and their respective subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

3.5 Historical amount

The Group has been providing factoring services to ZTO Cloud Warehouse and ZTO LTL since 2022. The historical transaction amounts in respect of the existing factoring services agreements for the two years ended December 31, 2023, 2024 and the nine months ended September 30, 2025 are set out in the table below:

	Historical amounts for the years ended December 31, 2023	2024	for the nine months ended September 30, 2025
	(in RMB million)		
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the existing factoring services agreements)			
ZTO Cloud Warehouse	33.0	36.0	31.0
ZTO LTL	66.9	42.2	16.0
Service fees payable to the Group by			
ZTO Cloud Warehouse	1.8	2.1	1.2
ZTO LTL	3.5	1.5	0.3

3.6 Annual caps

In respect of the Factoring Services Agreements, the annual caps for the factoring limit and the service fees payable to Group for the three years ending December 31, 2026, 2027 and 2028 are set out in the table below:

	Annual cap for the years ending December 31, 2026	2027	2028
	(in RMB million)		
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the Factoring Services Agreements)			
ZTO Cloud Warehouse	100.0	100.0	100.0
ZTO LTL	100.0	100.0	100.0
Service fees payable to the Group by			
ZTO Cloud Warehouse	6.4	6.4	6.4
ZTO LTL	6.4	6.4	6.4

3.7 Basis of caps

When setting the annual caps for the transactions contemplated under the Factoring Services Agreements, the Directors have taken into consideration the following factors:

(i) the historical amount of the factoring limit and the service fees paid by each of ZTO Cloud Warehouse and ZTO LTL and their respective subsidiaries;

(ii) the expected demand of factoring services of each of ZTO Cloud Warehouse and ZTO LTL and their respective subsidiaries for the three years ending December 31, 2026, 2027 and 2028;

(iii) the development plan of the factoring services business of relevant members of the Group and the annualized interest rate of factoring services adopted by the Group; and

(iv) the availability of capital funding for the factoring services to be provided by relevant members of the Group.

3.8 *Hong Kong Listing Rules implications*

Mr. Meisong LAI is an executive Director and a controlling shareholder of the Company. ZTO Cloud Warehouse is held as to (i) approximately 12.44% by a consolidated affiliated entity of the Company, (ii) approximately 10.73% by Mr. Meisong LAI, (iii) as to approximately 3.36% by a company controlled by Mr. Jianfa LAI (a substantial shareholder of ZTO Express, a company established under the laws of the PRC and a consolidated affiliated entity of the Company), (iv) as to approximately 2.84% by a company controlled by Mr. Jilei WANG, a director of the Company, (v) as to approximately 42.12% by Mr. Xiangliang HU and entities controlled by Mr. Xiangliang HU, an Independent Third Party, and (vi) as to approximately 28.51% by other 5 Independent Third Parties, each holding less than 12% equity interest in ZTO Cloud Warehouse as at the date of this announcement. As such, ZTO Cloud Warehouse is a commonly held entity of the Company and the transactions under the Factoring Services Agreement with ZTO Cloud Warehouse constitute continuing connected transactions of the Company.

As at the date of this announcement, ZTO LTL is held (i) as to approximately 35.75% by Mr. Jianfa LAI and entities controlled by Mr. Jianfa LAI, (ii) as to approximately 17.60% by an indirect wholly owned subsidiary of the Company, (iii) as to approximately 13.40% by Mr. Meisong LAI, (iv) as to approximately 3.45% by Mr. Mingsong LAI, Mr. Meisong LAI's brother, (v) as to approximately 3.13% by Mr. Jilei WANG, and (vi) as to approximately 24.67% by 10 Independent Third Parties, each holding less than 5% of the equity interest in ZTO LTL. Accordingly, ZTO LTL and its subsidiaries are connected persons of the Company pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules and the transactions contemplated under the Factoring Services Agreement with ZTO LTL constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio for each of the three years ending December 31, 2026, 2027 and 2028 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of each of the aggregated annual caps under the Factoring Services Agreements in relation to the factoring limit and the service fees payable to the Group exceeds 0.1% but is less than 5%, the Factoring Services Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

4. **Transportation and Logistics Services Agreement**

4.1 Parties

  (a)   The Company (for itself and on behalf of its subsidiaries)

  (b)   ZTO LTL (for itself and on behalf of its subsidiaries)

4.2 Principal terms

Pursuant to the Transportation and Logistics Services Agreement, ZTO LTL and its subsidiaries shall provide the Group with transportation and logistics services in China.

The term of the Transportation and Logistics Services Agreement is from January 1, 2026 to December 31, 2028, subject to renewal in annual basis upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Transportation and Logistics Service Agreement.

4.3 Reasons for entering into the Transportation and Logistics Services Agreement

ZTO LTL and its subsidiaries are principally engaged in the provision of one-stop transportation and logistic services in China. The Group first acquired equity interest in ZTO LTL in 2016 as part of its strategic investment and ZTO LTL has been providing transportation and logistics services to the Group since 2016 to supplement the Group's own express delivery services, in particular in periods of sudden surge in demand when the Group's own transportation capacities may not be sufficient. ZTO LTL and its subsidiaries focus on transportation and logistic services and operate in certain areas in which the Group operates. Therefore, ZTO LTL and its subsidiaries are able to supply high quality, reliable and cost-efficient transportation and logistic services to the Group in support of the Group's express delivery services, providing flexibility to the Group's operation while satisfying the transportation demand of the Group's customers. Given the long business relationship between the parties, ZTO LTL and its subsidiaries and the Group have established smooth cooperation in transportation and logistics services in various regions. It is expected that the continuing cooperation with ZTO LTL and its subsidiaries in transportation and logistics services will be beneficial to the smooth operation and growth of the Group's business, which will also contribute to creating synergy along the transportation value chain of the Group and ZTO LTL. Accordingly, the Directors consider that it is in the interest of and beneficial to the Group and its Shareholders as a whole to continue procuring transportation and logistics services from ZTO LTL and its subsidiaries and enter into of the Transportation and Logistics Services Agreement.

4.4 Pricing policies

In determining whether the Group should engage ZTO LTL and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, taking into account the volume of business. To ensure that the price is on normal commercial terms or better, the Group will on an annual basis re-elect the service providers for major routes and send the invitation for quotation to at least two service providers. The Group will only enter into a transportation and logistics services agreement with ZTO LTL and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

4.5 Historical amounts

The Group commenced to engage ZTO LTL and its subsidiaries for the provision of transportation and logistics services in 2016. For the years ended December 31, 2023, 2024 and the nine months ended September 30, 2025, the aggregate amounts of service fees paid by the Group to ZTO LTL and its subsidiaries were approximately RMB862.9 million, RMB745.2 million and RMB428.8 million, respectively.

4.6 Annual caps

In respect of the Transportation and Logistics Services Agreement, the annual caps for the service fees payable by Group for the three years ending December 31, 2026, 2027 and 2028 are set out in the table below:

	Annual cap for the years ending December 31,		
	2026	2027	2028
	(in RMB million)		
Service fees payable by the Group	1,073.9	1,162.1	1,234.9

4.7 Basis of caps

When determining the annual caps in respect of the service fees to be paid by the Group under the Transportation and Logistics Services Agreement, the Directors have taken into consideration the following factors:

(i)   the historical amount of transportation and logistic services fees paid by the Group to ZTO LTL and its subsidiaries during the years ended December 31, 2023 and 2024 and the nine months ended September 30, 2025. As the transportation and logistics services to the Group by ZTO LTL and its subsidiaries are mainly to supplement the Group's own express delivery services, in particular in periods of sudden surge in demand when the Group's own transportation capacities may not be sufficient, the temporary decrease in historical amounts will not materially affect the estimate of business demand by the Group of the transportation and logistics services by ZTO LTL and its subsidiaries;

(ii) the maximum capacity of ZTO LTL and its subsidiaries to provide transportation and logistic services to its customers (including the Group), which is determined by the loading rate of ZTO LTL in a given period of time;

(iii) the expected continued growth in the cooperation between the Group and ZTO LTL and its subsidiaries in line-haul transportation services using the third party logistics (3PL) platform of ZTO LTL. ZTO LTL has established the 3PL platform to provide linehaul transportation services, which has accumulated a quite large number of third party logistic service providers which provide business opportunity for the Group. Although the 3PL platform is still at its initial stage of development, the Group has intention to expand the line-haul transportation business on ZTO LTL's 3PL platform and expects that this line of business will become a significant part of the cooperation between the Group and ZTO LTL and its subsidiaries in transportation and logistics services in the three years ending December 31, 2026, 2027 and 2028; and

(iv) the expected demand of the Group of the transportation and logistic services to be provided by ZTO LTL and its subsidiaries, which is supplemental in nature but may reach a high level from time to time depending on the actual demand of the Group's customers and seasonality.

4.8 Hong Kong Listing Rules implications

Based on the relationship between the Group and ZTO LTL described in section 3.8 above, the transactions contemplated under the Transportation and Logistics Services Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio for each of the three years ending December 31, 2026, 2027 and 2028 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of annual caps of the service fees to payable by the Group exceeds 0.1% but is less than 5%, the Transportation and Logistics Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

5. Property Leasing Framework Agreements

5.1 Parties

The Company (for itself and on behalf of its subsidiaries) entered into a property leasing framework agreement on substantially similar terms with each of the following parties in respect of the lease of the Group's properties:

(a) Shanghai Mingyu (for itself and on behalf of its subsidiaries)

(b) ZTO Yun Leng (for itself and on behalf of its subsidiaries)

(c) ZTO LTL (for itself and on behalf of its subsidiaries)

5.2 Principal terms

Pursuant to the Property Leasing Framework Agreements, (i) the Group will lease certain properties (mainly office premises, warehouses and sorting hubs) owned by the Group to Shanghai Mingyu, ZTO Yun Leng, and ZTO LTL and their respective subsidiaries for logistics, warehousing operations, as office and other related business operations; and (ii) the rent and related expenses (including utility fees) to be paid by the relevant lessees will be at the market price charged by independent third parties and on normal commercial terms. The rent will be payable by the relevant lessees to the Group in a lump sum, on quarterly or half-yearly basis or according to the pre-determined payment schedule as determined by the specific underlying lease agreement.

The term of each of the Property Leasing Framework Agreements is from January 1, 2026 to December 31, 2028, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out the details of the property to be leased, the rent and other fees and expenses payable by the lessees to the Group, the payment schedule, and other details of the property leasing arrangements in the manner provided in the relevant Property Leasing Framework Agreement. The term of the individual leases generally range from one year to three years.

5.3 Reasons for entering into the Property Leasing Framework Agreements

The Group has been leasing properties to ZTO LTL since 2016, and to Shanghai Mingyu and ZTO Yun Leng since 2021, for their respective businesses which operate in close proximity of the Group's properties, and such lessees have established operations on the Group's properties. By entering into the Property Leasing Framework Agreements and continuing to lease the relevant properties to the lessees, the Group will be able to fully utilize its properties, generate additional revenue stream from the rental income, and minimize disruptions to the lessees' businesses, which will also be beneficial to the Group's own business as each of Shanghai Mingyu, ZTO Yun Leng, and ZTO LTL and their respective subsidiaries have business cooperation with the Group.

The Directors are of the view that the Property Leasing Framework Agreement are entered into in the ordinary and usual course of business of the Group and on normal commercial terms, which are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

5.4 Pricing policies

To ensure that the rent and related expenses payable by the relevant lessees to the Group are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, such amounts will be determined based on arm's length negotiation between the parties taking into accounts factors including (i) the prevailing market rental rates of properties of similar functions nearby or in comparable regions (sometimes there may be no comparable property in the same geographical region, and the Group will then consider the rate of similar properties in a reasonably comparable region, for example, the rent of a warehouse in a suburban area of a city will be compared to rent of warehouses in other suburban areas of the same city), (ii) the type of properties and the Group's acquisition and maintenance costs for such properties (if applicable), and (iii) gross floor area and location. The Group, on a quarterly basis, will conduct market research by visiting the area where the properties are located to enquire on the market price from local property agents and/or seek quotation from online property agency platforms for properties of similar functions nearby or in comparable regions.

5.5 Historical amounts

In respect of the properties leased by the Group to Shanghai Mingyu, ZTO Yun Leng, and ZTO LTL and their respective subsidiaries, the historical transaction amounts for the two years ended December 31, 2023, 2024 and the nine months ended September 30, 2025 were set out in the table below:

	Historical amounts		
	for the years ended December 31,		for the nine months ended September 30,
	2023	2024	2025
	(in RMB million)		
Rent and related expenses paid by			
Shanghai Mingyu	1.8	1.9	1.6
ZTO Yun Leng	0.8	1.1	0.7
ZTO LTL	45.9	45.3	54.7

5.6 Annual caps

The annual caps for the rent and related expenses payable by the relevant lessees to the Group under the Property Leasing Framework Agreements for the three years ending December 31, 2026, 2027 and 2028 are as follows:

	Annual cap for the years ending December 31,		
	2026	2027	2028
	(in RMB million)		
Rent and related expenses payable by			
Shanghai Mingyu	2.5	2.7	2.9
ZTO Yun Leng	2.2	2.3	2.4
ZTO LTL	80.7	85.7	90.7

5.7 Basis of caps

When determining the annual caps for the rent and related expenses payable by the relevant lessees to the Group under the Property Leasing Framework Agreements, the Directors have taken into account the following factors:

(i) the historical transaction amounts of the rent and related expenses paid to the Group for the years ended December 31, 2023, 2024 and the nine months ended September 30, 2025 under the property leasing arrangements between the relevant lessees and the Group; and

(ii) the expected signing of new property leases and renewal of existing leases to meet business needs of the relevant lessees in the three years ending December 31, 2026, 2027 and 2028, in particular (a) the expected stable demand of properties from Shanghai Mingyu and its subsidiaries with a slight increase in the amount of utilities and other expenses payable; (b) the expected increase in the gross floor area to be leased by ZTO LTL and its subsidiaries, based on the expected increase in demand from ZTO LTL and the availability of the Group's properties in light of its current property utilization plan; (c) the expected stable demand of properties from ZTO Yun Leng and its subsidiaries with a slight increase in the amount of utilities and other expenses payable.

5.8 Hong Kong Listing Rules implications

Mr. Meisong LAI is an executive Director and a controlling shareholders of the Company. As at the date of this announcement, ZTO Yun Leng is held (i) as to approximately 19.5% by a company controlled by Mr. Meisong LAI, (ii) as to approximately 18% by ZTO Express, a consolidated affiliate entity of the Company, (iii) as to approximately 5% by a company controlled by Mr. Jianfa LAI (a substantial shareholder of ZTO Express), (iv) as to approximately 4.5% by a company controlled by Mr. Jilei WANG, a director of the Company, and (v) as to approximately 53% by Mr. Feng Meng and entities controlled by Mr. Feng Meng, an Independent Third Party. As such, ZTO Yun Leng and its subsidiaries are connected persons of the Company pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Property Leasing Framework Agreement with ZTO Yun Leng constitute continuing connected transactions of the Company.

Moreover, based on the relationship between the Group and each of Shanghai Mingyu and ZTO LTL described in the sections 1.8 and 3.8 above, the transactions contemplated under the Property Leasing Framework Agreements with Shanghai Mingyu and ZTO LTL constitute continuing connected transactions of the Company.

In light of the relationship of each of Shanghai Mingyu, ZTO Yun Leng and ZTO LTL with Mr. Meisong LAI, for the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, the transactions under the Property Leasing Framework Agreements are aggregated.

As the highest applicable percentage ratio of the transactions under each of the Property Leasing Framework Agreements (on an annual aggregate basis) for the three years ending December 31, 2026, 2027 and 2028 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the annual caps of rent and related expenses payable by the relevant lessees exceeds 0.1%, but is less than 5%, the Property Leasing Framework Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

6. Opinion of Directors

The Directors (including the independent non-executive Directors but excluding any Director required to abstain from voting) are of the view that the terms of the CCT Agreements are fair and reasonable and that the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole.

Save and except for Mr. Meisong LAI who has abstained from voting to avoid any potential conflict of interest, no Director has abstained from voting on the relevant resolutions of the Board in relation to the CCT Agreements and transactions contemplated thereunder.

7. Internal Control Measures

In order to ensure that the terms under the relevant CCT Agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

• the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Group, including but not limited to the business (including but not limited to the procurement department and the demand department), finance, and compliance and legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company's continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

o when considering the pricing policies and fees to be provided to and by the Group, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

o   where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/fees provided by or to the Group and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quote in respect of the capabilities of the counterparty, and market practices.

o   in addition to referencing prevailing market rates and/or historical transactions or in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected cost of and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the provision of express delivery services, the senior management of the Group will collectively formulate a uniform pricing standard for each region of the Group's operations based on the historical pricing and profits for the specific region. The management of the Group in the respective regions will formulate the price list that applies to a specific network partner in accordance with the pricing policies of the Group under the relevant framework agreement on the basis of the pricing standard set by the Group for such region, and submit it to the Group's internal system for approval by the business department and the senior management of the Group. After such approval is obtained, the price list will be directly sent to the billing system and form the basis of network transit fees payable to the Group under the specific contract in the Group's computer system. Any subsequent alteration to the price list needs to go through the whole approval process. The fees receivable by the Group under the specific contract will be based on the fees recorded in the Zhongtian system (its self-developed and centralized technology system, which tracks each delivery order and calculates the network transit fees payable to the Group), and invoicing or settlement process cannot be completed if the amount to be charged is inconsistent with the records in the system. Moreover, the policy management department and the revenue management department will conduct data inspections on a monthly basis to ensure the consistency of pricing practices in the same region. If any unreasonable pricing practice is detected, then these departments will issue warnings and rectification orders.

o   in addition to the business department, the finance, and compliance and legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Hong Kong Listing Rules.

o   after a specific agreement is signed, the performance of the transactions thereunder (including the calculation and settlement of fees) will be conducted through the Group's proprietary Zhongtian system which will not process or record non-compliant transactions. Any change to the terms of the transactions will need to be reviewed and approved by the relevant internal departments of the Company. The business department and finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Group after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise such annual cap in accordance with the relevant internal procedures and re-comply with the requirements under the Hong Kong Listing Rules.

•   the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 of the Hong Kong Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company's financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Hong Kong Listing Rules as applicable.

8.   Information on the parties

8.1   The Company and the Group

The Company was incorporated under the laws of Cayman Islands on April 8, 2015. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange. The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model.

8.2 The connected persons

For more information on ZTO Cloud Warehouse, ZTO LTL, Shanghai Mingyu, Hangzhou Juxin, Ningbo Haishu, and ZTO Yun Leng, including their principal business activities and relationship with the Company, please refer to the sections headed "*1.3 Reasons for entering into the Procurement Framework Agreement*", "*2.3 Reasons for entering into the Express Delivery Services Franchise Agreements*", "*3.3 Reasons for entering into the Factoring Services Agreements*", "*4.3 Reasons for entering into the Transportation and Logistics Services Agreement*" and "*5.3 Reasons for entering into the Property Leasing Framework Agreements*", and the sections numbered 1.8, 2.8, 3.8, 4.8, and 5.8, each headed "*Hong Kong Listing Rules implications*" in this announcement, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"ADS(s)"	American Depositary Shares (each representing one Class A ordinary share)
"associate(s)"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Board"	the board of Directors
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"controlling shareholder"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Company"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time
"CCT Agreements"	the Procurement Framework Agreement, the Express Delivery Services Franchise Agreements, the Factoring Services Agreements, the Transportation and Logistics Services Agreement and the Property Leasing Framework Agreements
"Director(s)"	the director(s) of the Company

"Express Delivery Service Franchise Agreements"	the Hangzhou Juxin Franchise Agreement and the Ningbo Haishu Franchise Agreement
"Factoring Services Agreements"	the ZTO Cloud Warehouse Factoring Services Agreement and the ZTO LTL Factoring Services Agreement
"Group"	the Company, subsidiaries and consolidated affiliated entities from time to time
"Hangzhou Juxin"	Hangzhou Juxin Express Delivery Service Co., Ltd. (杭州聚欣快遞服務有限公司), a company established under the laws of the PRC
"Hangzhou Juxin Franchise Agreement"	the framework agreement entered into by the Company with Hangzhou Juxin on December 29, 2025 in relation to the grant of the exclusive rights by the Group (as the franchisor) to Hangzhou Juxin (as the franchisee) to conduct express delivery business in designated geographical areas under "Zhongtong" or "ZTO" brand as a network partner of the Group and the provision of express delivery services by the Group to Hangzhou Juxin
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Ningbo Haishu"	Ningbo City Haishu Zhongkuai Logistics Co., Ltd. (寧波市海曙中快物流有限公司), a company established under the laws of the PRC
"Ningbo Haishu Franchise Agreement"	the framework agreement entered into by the Company with Ningbo Haishu on December 29, 2025 in relation to the grant of the exclusive rights by the Group (as the franchisor) to Ningbo Haishu (as the franchisee) to conduct express delivery business in designated geographical areas under "Zhongtong" or "ZTO" brand as a network partner of the Group and the provision of express delivery services by the Group to Ningbo Haishu
"PRC"	the People's Republic of China
"Primary Conversion"	the Company's proposed voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange which took effect on May 1, 2023
"Procurement Framework Agreement"	the framework agreement entered into by the Company and Shanghai Minyu on December 29, 2025 in relation to the procurement of logistic supplies (mainly thermal paper) by the Group from Shanghai Mingyu and its subsidiaries

"Property Leasing Framework Agreements"	the framework agreement entered into by the Company with each of Shanghai Mingyu, ZTO Yun Leng, and ZTO LTL on December 29, 2025 in relation to the leasing of properties owned by the Group to Shanghai Mingyu, ZTO Yun Leng, and ZTO LTL and their respective subsidiaries
"Shanghai Mingyu"	Shanghai Mingyu Barcode Technology Ltd. (上海銘育條碼技術有限公司), a company established under the laws of the PRC
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	the holder(s) of the Share(s), where the context requires, ADSs
"subsidiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Transportation and Logistics Services Agreement"	the framework agreement entered into by the Company with ZTO LTL on December 29, 2025 in relation to the procurement of transportation and logistics services by the Group from ZTO LTL and its subsidiaries
"ZTO Cloud Warehouse"	ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司), a company established under the laws of the PRC
"ZTO Cloud Warehouse Factoring Services Agreement"	the framework agreement entered into by the Company (as the service provider) and ZTO Could Warehouse (as service recipient) on December 29, 2025 in relation to the provision of factoring services
"ZTO Express"	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company
"ZTO LTL"	ZTO Supply Chain Management Co., Ltd. (中通供應鏈管理有限公司), a company established under the laws of the PRC
"ZTO LTL Factoring Services Agreement"	the framework agreement entered into by the Company (as the service provider) and ZTO LTL (as service recipient) on December 29, 2025 in relation to the provision of factoring services
"ZTO Yun Leng"	ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (中通雲冷網絡科技(浙江)有限公司), a company established under the laws of the PRC

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.


By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman


Hong Kong, December 29, 2025

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.